

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Daniel Chin
General Counsel
Arrival Group
1, rue Peternelchen
L-2370 Howald
Grand Duchy of Luxembourg

Re: Arrival Group
Amendment No. 1 to Form F-4
Exhibit Nos. 10.8, 10.9, 10.10, 10.23, 10.24 and 10.25
Filed January 21, 2021
File No. 333-251339

Dear Mr. Chin:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance